Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated May 29, 2008

(Related to the Pricing Supplement No. 2008-MTNDD280, Subject to Completion, Dated May 29, 2008)

Notes Based Upon a Basket of Two Currencies Due             , 2010

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon a Basket of Two Currencies Due , 2010 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are only partially principal protected, you may receive an amount at maturity that is less than the amount you initially invest but will not be less than US$950 per Note.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are only partially principal protected, you may receive an amount at maturity that is less than the amount you initially invest but will not be less than US$950 per Note.
Partial Principal Protection:	95% if held to the Maturity Date.
Pricing Date:	June , 2008.
Issue Date:	June , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately 19 months after the Issue Date.
Interest:	None.
Issue Price:	100% of the principal amount.
Payment at Maturity:	For each US$1,000 Note, US$950 plus a Basket Return Amount, which may be positive or zero.
Basket Return Amount:	The product of (i) US$1,000, (ii) the product of (x) -1 and (y) the Basket Return Percentage and (iii) the Participation Rate, provided that the Basket Return Amount will not be less than zero.
Participation Rate:	Approximately 130% to 150% (to be determined on the Pricing Date).
Basket Return Percentage:	The sum of the Currency Returns for each of the Basket Currencies, expressed as a percentage.
Currency Return:	Ending Exchange Rate – Starting Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	50% for each of the Basket Currencies.
Basket Currencies:	The European Union euro and the British pound.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$10.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$10.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

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Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Starting Exchange Rate:	Each of the EUR/USD and GBP/USD Exchange Rates, as applicable, on the Pricing Date.
Ending Exchange Rate:	Each of the EUR/USD and GBP/USD Exchange Rates, as applicable, on the Valuation Date.
EUR/USD Exchange Rate:	The European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
GBP/USD Exchange Rate:	The British pound/U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one British pound, will be calculated by the Calculation Agent by dividing the EUR/USD exchange rate by the EUR/GBP exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
EUR/GBP Exchange Rate:	The European Union euro/British pound exchange rate, expressed as the amount of British pound per one European Union euro, will equal the European Union euro/British pound exchange rate in the global spot foreign exchange market, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Notes Based upon a Basket of Two Currencies Due                     , 2010 are hybrid investments issued by Citigroup Funding Inc. that have a maturity of approximately 19 months and combine characteristics of currency and fixed-income instruments. Similar to a fixed-income investment, these Notes offer investors the safety of 95% principal protection if held at maturity. However, instead of paying periodic interest, the return on these Notes, if any, is based on the percentage decline, if any, in the value of a basket of currencies consisting of the European Union euro and the British pound, which we refer to as the Basket Currencies, each relative to the U.S. dollar. At maturity, the Notes pay an amount equal to US$950 plus a Basket Return Amount, which may be positive or zero. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. Because the Basket Return Amount and the average percentage change in the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date (the “Basket Return Percentage”) are negatively correlated, the Basket Return Amount will be positive only if the Basket Return Percentage is negative. The Notes are 95% principal protected if held to the Maturity Date. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as little as US$950 per Note.

This investment allows investors to potentially benefit on a leveraged basis from a decline in the value of the Basket Currencies relative to the U.S. dollar. At maturity, you will receive an amount in cash equal to the sum of US$950 and a Basket Return Amount, which may be positive or zero. The Basket Return Amount will equal the product of (a) US$1,000, (b) the product of (x) -1 and (y) the Basket Return Percentage and (c) a Participation Rate of approximately 130% to 150% (to be determined on the Pricing Date), provided that the Basket Return Amount will not be less than zero. Because the amount you receive at maturity is determined by adding the

Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has increased. For example, if the EUR/USD Exchange Rate has increased from 1.00 to 2.00, it means the value of one European Union euro (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased. Decreases in the values of the Basket Currencies relative to the U.S. dollar may lead to a positive return on your Notes, while increases in the values of the Basket Currencies will lead to no return on your Notes and will result in a loss of US$50 per Note.

These Notes are not a suitable investment for investors who require regular fixed-income payments since no payments will be made during the term of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency basket-linked investments without substantial risk to their initial investment but who are willing to forego current income.

■	Investors expecting depreciation of the Basket Currencies relative to the U.S. dollar during the term of the Notes.

■	Investors who seek to add a currency basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Participation Rate and the Currency Returns of the Basket Currencies as reflected by the Basket Return Percentage, enabling you to benefit if the value of the Basket Currencies relative to the U.S. dollar declines during the term of the Notes without directly investing in the Basket Currencies. However, because the amount you receive at maturity is determined by adding the Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

■	Preservation of a Portion of Your Investment

On the Maturity Date, you will receive at least 95% of the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Only Partial Protection of Your Investment

Unless the Basket Return Percentage is negative, the payment you receive at maturity will be limited to 95% of the principal amount of your initial investment in the Notes, or US$950 for each Note you then hold, in which case your investment in the Notes will result in a loss. This will be true even if the Basket Return Percentage is negative at one or more times during the term of the Notes, but the Basket Return Percentage is zero or positive on the Valuation Date. There is no partial principal protection unless you hold the Notes to maturity.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	The Basket Return Amount Will Be Offset

The amount you receive at maturity will be determined by adding the Basket Return Amount, if any, to 95%, not 100%, of the principal amount of the Notes. Thus, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per Note.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Currency Returns for each of the Basket Currencies, a significant decrease in the value of one currency relative to the U.S. dollar may be substantially or entirely offset by an increase in the value of the other currency in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, unless the Basket Return Percentage is negative, the payment at maturity will be equal to only 95% of your initial investment in the Notes and the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies are the European Union euro and the British pound.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the European Union euro in the case of the EUR/USD Exchange Rate and the U.S. dollar and the British pound in the case of the GBP/USD Exchange Rate. Each exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in the value of any Basket Currency will cause an increase in its exchange rate, while a decrease in the value of any Basket Currency will cause a decrease in its exchange rate.

The European Union euro is the official currency of the European Union.

The British pound is the official currency of the United Kingdom.

We have obtained all information in this offering summary relating to the European Union euro and the British pound and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Reuters. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in either of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate		GBP/USD Exchange Rate
	High	Low	High	Low
2003
Quarter
First	1.1080	1.0377	1.6513	1.5574
Second	1.1901	1.0582	1.6824	1.5498
Third	1.1652	1.0783	1.6696	1.5628
Fourth	1.2630	1.1424	1.7920	1.6562
2004
Quarter
First	1.2858	1.2118	1.9057	1.7850
Second	1.2320	1.1802	1.8487	1.7513
Third	1.2412	1.1983	1.8704	1.7733
Fourth	1.3633	1.2267	1.9526	1.7813
2005
Quarter
First	1.3507	1.2762	1.9253	1.8563
Second	1.3077	1.2054	1.9153	1.7935
Third	1.2541	1.1883	1.8478	1.7345
Fourth	1.2144	1.1667	1.7854	1.7090
2006
Quarter
First	1.2294	1.1826	1.7903	1.7227
Second	1.2958	1.2063	1.8969	1.7290
Third	1.2919	1.2482	1.9072	1.8218
Fourth	1.3331	1.2515	1.9770	1.8556
2007
Quarter
First	1.3352	1.2893	1.9902	1.9178
Second	1.3649	1.3287	2.0046	1.9664
Third	1.4180	1.3405	2.0625	1.9809
Fourth	1.4874	1.4037	2.1064	1.9802
2008
Quarter
First	1.5812	1.4482	2.0341	1.9427
Second (through May 28)	1.5940	1.5347	2.0015	1.9410

The EUR/USD Exchange Rate appearing on Reuters Page “ECB3,” on May 28, 2008 was 1.5656. The GBP/USD Exchange Rate, calculated by dividing the EUR/USD Exchange Rate by the EUR/GBP Exchange Rate, each appearing on Reuters Page “ECB3,” on May 28, 2008 was 1.9793.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: June 24, 2008

■ Issue Date: June 27, 2008

■ Principal amount: US$1,000 per Note

■ Partial Principal Protection: 95% of the principal amount, or US$950 per Note

■ Starting Exchange Rate of the EUR/USD Exchange Rate: 1.5400

■ Starting Exchange Rate of the GBP/USD Exchange Rate: 1.9500

■ Allocation Percentage: 50% for each Basket Currency

■ Participation Rate: 130%

■ Maturity Date: January 12, 2010

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Participation Rate and on the actual Basket Return Percentage, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency.

Hypothetical Ending Exchange Rate of the EUR/USD Exchange Rate	Hypothetical Ending Exchange Rate of the GBP/USD Exchange Rate	Hypothetical EUR/USD Currency Return[1]	Hypothetical GBP/USD Currency Return[1]	Hypothetical Basket Return Percentage[2]	Hypothetical Basket Return Amount[3]	Hypothetical Maturity Payment[4]	Hypothetical Return per Note[5]
1.7907	2.0319	8.140%	2.100%	10.240%	$0.00	$950.00	-5.00%
1.6224	1.9716	2.675%	0.554%	3.229%	$0.00	$950.00	-5.00%
1.7035	1.9234	5.308%	-0.682%	4.626%	$0.00	$950.00	-5.00%
1.5913	1.9678	1.666%	0.456%	2.122%	$0.00	$950.00	-5.00%
1.6973	1.8047	5.107%	-3.726%	1.382%	$0.00	$950.00	-5.00%
1.5282	1.9183	-0.383%	-0.813%	-1.196%	$15.55	$965.55	-3.45%
1.4749	1.9120	-2.114%	-0.974%	-3.088%	$40.14	$990.14	-0.99%
1.4170	1.8470	-3.994%	-2.641%	-6.635%	$86.25	$1,036.25	3.62%
1.3710	1.7470	-5.487%	-5.205%	-10.692%	$139.00	$1,089.00	8.90%
1.3100	1.7906	-7.468%	-4.087%	-11.555%	$150.21	$1,100.21	10.02%
1.2780	1.6906	-8.506%	-6.651%	-15.158%	$197.05	$1,147.05	14.71%

[1]	Hypothetical Currency Return =

Ending Exchange Rate – Starting Exchange Rate x 50%

Starting Exchange Rate

for each of the EUR/USD and GBP/USD Exchange Rates.
[2]	Hypothetical Basket Return Percentage = Hypothetical EUR/USD Currency Return + Hypothetical GBP/USD Currency Return.
[3]	Hypothetical Basket Return Amount = US$1,000 (-1 x Hypothetical Basket Return Percentage) x 130%, provided the Hypothetical Basket Return Amount will not be less than zero.
[4]	Hypothetical Maturity Payment = US$950 + Hypothetical Basket Return Amount.
[5]	Hypothetical Return per Note = (Hypothetical Maturity Payment / 1,000) – 1, expressed as a percentage.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of             % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If either of the relevant exchange rates are not available on Reuters Page “ECB3,” or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes — Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.